TSX, NYSE: AKG

DYNAMITE HILL DRILL RESULTS HIGHLIGHT POTENTIAL RESOURCE GROWTH NEAR ASANKO GOLD MINE

Highlights:

•

Positive drilling results from Dynamite Hill, a near surface mineralized trend located near planned Phase 1 milling facility at the Asanko Gold Mine.

•

Results from second half of 2013 drilling program continue to demonstrate continuity of gold mineralisation including; 29.5m @ 1.71g/t, 56m @ 2.00g/t, 28m @2.92g/t and 17m @ 3.07g/t.

•

An 11,000m drilling program has commenced to infill the known mineralized zone with the objective of delineating the mineralisation in sufficient detail for mine planning.

•

It is anticipated that Dynamite Hill could provide additional plant feed during the first years of Phase 1, planned to commence in Q1 2016.

Vancouver, British Columbia, May 5, 2014 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce further results from its 2013 drilling program at Dynamite Hill, located approximately 7 km to the north-east of the planned processing facility for Phase 1 of its flagship project, the Asanko Gold Mine (“AGM” or the “Project”) in Ghana, West Africa.  In addition, the Company has initiated an 11,000m infill drilling program which will be sufficient for open pit mine planning of oxide mineralization at Dynamite Hill.  It is anticipated that Dynamite Hill will provide mining flexibility for the early stages of the Phase 1 operation, with first gold production expected in Q1 2016. The proximity of Dynamite Hill to the planned infrastructure of Phase 1 of the AGM can be seen in Figure 1 below.

During the second half of 2013, 46 reverse circulation (“RC”) holes and 6 diamond drill holes (“DD”) were completed (6,897 metres), adding to the 40 previously announced drill holes completed earlier in 2013 (see news releases dated June 6, 2013 and July 26, 2013).  Significant results from the current drilling include:

Hole	Intercept	From Depth
DYDD-13-001	29.5 m @ 1.71 g/t	80.5
DYDD-13-003	56.0 m @ 2.00 g/t	59.0
DYRC-13-047	28.0m @ 2.93 g/t	81.0
DYRC-13-056	17.0m @ 3.07 g/t	93.0

The 2014 drill program at Dynamite Hill plans for 11,000 metres and will primarily focus on infill drilling the known mineralised zone with the aim of a maiden mineral resource to Measured and Indicated status.  In addition to the infill drilling, a comprehensive pit slope geotechnical and hydrogeological study will be initiated to prepare for mine planning.

“The objective of the 2014 drilling campaign is to delineate near-surface oxide mineralization at Dynamite Hill which could become an additional shallow open pit within close proximity to the planned Phase 1 CIL processing plant” said Peter Breese, Asanko’s Chief Executive Officer.  “We plan to begin pre-stripping of the main Nkran pit later this year, following the anticipated project approval in July.  We hope to utilize Dynamite Hill to provide additional mining flexibility during the start-up in Q1 2016.”

The drilling program commenced in the second week of April 2014 and is expected to take three months to complete.  Updated drill results are anticipated in September 2014.  Mineral Resources and Reserves for the AGM, including a maiden mineral resource estimate for Dynamite Hill are expected to be completed as part of the 2014 year-end regulatory filing process.  Further 2014 drilling to test the extension of the mineralisation at depth and along strike will be considered upon completion of the infill program.

Detailed Dynamite Hill Drilling Results

Since the last announcement, dated July 26, 2013, an additional 6,897m of drilling was completed in 52 holes. These results continue to demonstrate the continuity of mineralisation and the potential of the Dynamite Hill discovery. Drill hole locations and selected incepts can be seen in the attached Figure 2, as well as in cross-section in Figure 3.  A complete description of the drill hole locations and intersections are provided for all drill holes from this program in the attached Table 1.  All figures and tables are also available on the Company’s website at www.asanko.com.

Qualified Persons and QA/QC

Benjamin Gelber, P. Geo. is the Qualified Person with respect to NI 43-101 at the Asanko Gold Mine project. RC samples were taken at one-meter intervals under dry drilling conditions by in house qualified geologists utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site and all core is drilled at HQ diameter and sawed into equal halves on site. All samples are assayed using standard 50 gram fire assay with atomic absorption finish by one of ALS Chemex Labs in Kumasi, Ghana, SGS Labs in Tarkwa, Ghana, or Performance Laboratories in Bibiani, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. A minimum of a 0.5 g/t cut off at beginning and end of the intercept and allowing for no more than three consecutive samples (three meters) of less than 0.5 g/t Au are included. Holes are drilled perpendicular to mineralisation and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths. The intercepts reported in this release were only those with grade-widths above a value of 20 (g/t gold multiplied by metres of intercept).

Enquiries:

For further information please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General info@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed, multi-million ounce Asanko Gold Mine Project located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Figure 1 Dynamite Hill Location Map and Proposed Phase 1 Infrastructure for the Asanko Gold Mine

610,000E
615,000E
2 kilometres
WGS 1984 UTM Zone 30N
Adubea
Adubiase
Abore Shear
Abriem
Nkran Shear
Dynamite Hill
Nyankumase
705,000N
Adubiaso Pit
Kampese
705,000N
Waste Dump
Akwasiso
Fromenda Shear
Tailings Dam
Road - Existing
Road - Design
Townsite
Design
Structural Corridor
Kaniago (Adansi)
Mill Site
Waste Dump
Abirem
Camp Village
Workshop Area
Nkran
Kwankylabo
Nkran Pit
Datano
700,000N
700,000N
610,000E
615,000E
OBO_0012B

Figure 2 – Drill Hole Locations and Selected Intercepts

Recent RC drilling result
Mineralised zone
Quartz-Feldspar-Porphyry
Greywacke
Phyllite
Recent RC drill hole with mineralised intercept
Previous RC drill hole with mineralised intercept
Trench with mineralised intercept
616,500E
707,000N
707,000N
616,500E
DYRCD13-001 42m@0.64 g/t Au
DYRC13-048 32m@2.73 g/t Au
DYRC13-047 28m@2.93 g/t Au
DYRC13-056 17m@3.07 g/t Au
DYRC13-063 10m@2.64 g/t Au
DYDD13-003 56m@2.00 g/t Au
DYRC13-064 51m@1.03 g/t Au
DYRC13-061 10m@2.73 g/t Au
DYRC13-041 18m@1.57 g/t Au
DYRC13-040 17m@2.07 g/t Au
DYRC13-042 35m@1.93 g/t Au
DYDD13-001 29.5m@1.71 g/t Au
DYRC13-071 8m@2.74 g/t Au and 31m@1.10 g/t Au
DYDD13-002 2m@10.03 g/t Au and 17m@1.69 g/t Au
A
B
Section Line 550m
600m
400m
300m
200m
100 metres
WGS 1984 UTM Zone 30N
OBO_0009I

Figure 3 – Section Line 550m with Select Drill Intercepts

North-West
South-East
DYRC13-071
DYRC13-048
DYRC13-032
DYDD13-001
DYRC13-047
DYRC13-031
DYRC13-043
DYRC13-030
4m@1.53 g/t Au
20m@1.20 g/t Au
14m@1.30 g/t Au
300 RL
300 RL
14m@3.20 g/t Au
incl 1m @ 22.32 g/t Au
41m@1.99 g/t Au
28m@2.93 g/t Au
29.5m@1.71 g/t Au
Base of complete oxidation
Top of fresh rock
125m
125m
130m
121m
32m@2.73 g/t Au
157m
186m
200 RL
200 RL
40 metres
8m@2.74 g/t Au
31m@1.10 g/t Au
OPEN
228m
Section Line 550m
OBO_00010C - S550m
Recent drilling result
Previous drilling result
Mineralised zone
Quartz-Feldspar-Porphyry
Phyllite
Greywacke
Recent Drill hole with mineralised intercept
Previous Drill hole with mineralised intercept

Table 1

Hole ID	East	North	RL	Depth (m)	From (m)	To (m)	Thickness (m)	Grade (g/t Au)	Grade x Width	Intercept
DYDD13-001	616485.57	707033.61	341.5	125	60	62	2	0.76	1.52	2m@0.76 g/t Au
including					68	69	1	3.11	3.11	1m@3.11 g/t Au
including					**80.5**	**110**	**29.5**	**1.71**	**50.445**	**29.5m@1.71 g/t Au**
DYDD13-002	616446.91	706989.35	345.63	138	68	70	2	10.03	20.06	2m@10.03 g/t Au
including					94	111	17	1.69	28.73	17m@1.69 g/t Au
DYDD13-003	616354.4	706930.06	283.35	145.1	50	53	3	1.4	4.2	3m@1.4 g/t Au
including					**59**	**115**	**56**	**2**	**112**	**56m@2.0 g/t Au**
DYRC13-039	616485.82	707144.62	320.1	200						No significant intercept
DYRC13-040	616556.81	707034.41	337.75	80	32	49	17	2.07	35.19	17m@2.07 g/t Au
DYRC13-041	616521.26	707062.69	334.95	125	34	36	2	2.45	4.9	2m@2.45 g/t Au
including					56	57	1	0.55	0.55	1m@0.55 g/t Au
including					67	76	9	0.64	5.76	9m@0.64 g/t Au
including					81	99	18	1.57	28.26	18m@1.57 g/t Au
DYRC13-042	616472.21	707095.99	333.62	170	115	116	1	0.5	0.5	1m@0.5 g/t Au
including					124	125	1	0.81	0.81	1m@0.81 g/t Au
including					132	167	35	1.93	67.55	35m@1.93 g/t Au
DYRC13-043	616514.52	706996.03	345.08	75	36	50	14	1.3	18.2	14m@1.3 g/t Au
including					55	59	4	0.74	2.96	4m@0.74 g/t Au
DYRC13-044	616496.73	707205.87	304.62	116						No significant intercept
DYRC13-045	616458.3	707235.75	306.51	120	68	69	1	0.64	0.64	1m@0.64 g/t Au
DYRC13-046	616422.66	707263.54	297.26	160	120	121	1	1.36	1.36	1m@1.36 g/t Au
including					137	138	1	1.54	1.54	1m@1.54 g/t Au
DYRC13-047	616486.99	707031.22	341.78	125	30	32	2	1.23	2.46	2m@1.23 g/t Au
including					**81**	**109**	**28**	**2.93**	**82.04**	**28m@2.93 g/t Au**
DYRC13-048	616450.62	707058.15	338.09	186	113	145	32	2.73	87.36	32m@2.73 g/t Au
including					149	150	1	0.57	0.57	1m@0.57 g/t Au
DYRC13-049	616617.15	707114.27	298.35	99						No significant intercept
DYRC13-050	616581.39	707137.36	301.75	120						No significant intercept
DYRC13-051	616537.07	707170.26	298.46	114						No significant intercept
DYRC13-052	616602.53	707247.56	263.38	100						No significant intercept
DYRC13-053	616632.01	707223.23	268.99	80						No significant intercept
DYRC13-054	616671.2	707192.57	254.31	83	73	74	1	1.25	1.25	1m@1.25 g/t Au
DYRC13-055	616503.88	706936.52	348.2	50	15	16	1	1.35	1.35	1m@1.35 g/t Au
including					25	30	5	2.2	11	5m@2.2 g/t Au
DYRC13-056	616447.79	706988.18	345.87	156	12	14	2	0.66	1.32	2m@0.66 g/t Au
including					**93**	**110**	**17**	**3.07**	**52.19**	**17m@3.07 g/t Au**
including					115	116	1	1.98	1.98	1m@1.98 g/t Au
DYRC13-057	616548.51	707288.18	266.39	101	9	10	1	1.05	1.05	1m@1.05 g/t Au
including					77	78	1	1.34	1.34	1m@1.34 g/t Au
DYRC13-058	616522.69	707313	275.5	93	0	1	1	0.57	0.57	1m@0.57 g/t Au
including					23	24	1	0.51	0.51	1m@0.51 g/t Au
including					37	41	4	0.88	3.52	4m@0.88 g/t Au
including					59	60	1	2.52	2.52	1m@2.52 g/t Au
DYRC13-059	616482.17	707337.08	260.95	108						No significant intercept
DYRC13-060	616529.78	707083.28	330.83	102	77	87	10	0.88	8.8	10m@0.88 g/t Au
DYRC13-061	616489.47	707110.32	327.89	158	125	135	10	2.73	27.3	10m@2.73 g/t Au
DYRC13-062	616398.71	706969.5	320.05	162	110	119	9	0.98	8.82	9m@0.98 g/t Au
DYRC13-063	616427.96	707008.2	337.71	204	162	172	10	2.64	26.4	10m@2.64 g/t Au
including					180	186	6	3.15	18.9	6m@3.15 g/t Au
including					203	204	1	0.96	0.96	1m@0.96 g/t Au
DYRC13-064	616355.89	706928.66	284.75	162	50	52	2	1.31	2.62	2m@1.31 g/t Au
including					58	109	51	1.03	52.53	51m@1.03 g/t Au
DYRC13-065	616279.07	706926.06	262.38	144	48	50	2	0.53	1.06	2m@0.53 g/t Au
including					74	78	4	0.44	1.76	4m@0.44 g/t Au
including					124	125	1	0.93	0.93	1m@0.93 g/t Au
DYRC13-066	616506.93	706726.42	303.92	90						No significant intercept

Table 1 (continued)

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).